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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-23c-3

Notification of Repurchase Offer
Pursuant to Rule 23c-3 [17 CFR 270.23c-3]

1. Investment Company Act File Number: 811-22929;

Date of Notification: June 04, 2014

2. Exact name of investment company as specified in registration statement:

HEISEY JEFFREY WALTER

3. Address of principal executive office:

General Post-Office
West Oakland Park Boulevard 1900
Fort Lauderdale, UM UM-99

4. Check one of the following:

A. [ ] The notification pertains to a periodic repurchase offer under paragraph (b) of Rule 23c-3.

B. [ ] The notification pertains to a discretionary repurchase offer under paragraph (c) of Rule 23c-3.

C. [X] The notification pertains to a periodic repurchase offer under paragraph (b) of Rule 23c-3 and a discretionary repurchase offer under paragraph (c) of Rule 23c-3.

Jeffrey Walter Heisey

By: /s/ Jeffrey Walter Heisey, Principal

SEC 2380 (10-03)